                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                      TICKETMASTER ONLINE-CITYSEARCH, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                CLASS B COMMON STOCK ($0.01 PAR VALUE PER SHARE)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88633P20
                  --------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 8, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

-----------------------
  CUSIP NO. 88633P20              13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           THE WASHINGTON POST COMPANY

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 748,692*

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  748,692*

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           748,692*

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.4%**

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           CO

------------------------------------------------------------------------------


    * REPRESENTS SHARES ISSUABLE UPON CONVERSION OF 748,692 SHARES OF CLASS A COMMON STOCK OF TICKETMASTER ONLINE-CITYSEARCH, INC. BENEFICIALLY OWNED BY WASHINGTONPOST.NEWSWEEK INTERACTIVE COMPANY, A WHOLLY OWNED SUBSIDIARY OF THE WASHINGTON POST COMPANY.

    **  BASED ON 8,167,000 CLASS B COMMON SHARES OF TICKETMASTER
    ONLINE-CITYSEARCH, INC. OUTSTANDING AS OF DECEMBER 31, 1998.

-----------------------
  CUSIP NO. 88633P20              13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WASHINGTONPOST.NEWSWEEK INTERACTIVE COMPANY

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF                 748,692*

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                  748,692*

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           748,692*

------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.4%**

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

           CO

------------------------------------------------------------------------------

         * REPRESENTS SHARES ISSUABLE UPON CONVERSION OF 748,692 SHARES OF CLASS A COMMON STOCK OF TICKETMASTER ONLINE-CITYSEARCH, INC.

         ** BASED ON 8,167,000 CLASS B COMMON SHARES OF TICKETMASTER ONLINE-CITYSEARCH, INC. OUTSTANDING AS OF DECEMBER 31, 1998.

Item 1(a).                Name of Issuer:

                          TICKETMASTER ONLINE-CITYSEARCH, INC.

Item 1(b).                Address of Issuer's Principal Executive Offices:

                          790 EAST COLORADO BOULEVARD
                          SUITE 200
                          PASADENA, CA 91101

Item 2(a).                Name of Persons Filing:

                          THE WASHINGTON POST COMPANY
                          WASHINGTONPOST.NEWSWEEK INTERACTIVE COMPANY


Item 2(b).                Address of Principal Business Office or, if none,
                          Residence:

                          THE WASHINGTON POST COMPANY
                          1150 15TH STREET, N.W.
                          WASHINGTON, D.C. 20071

                          WASHINGTONPOST.NEWSWEEK INTERACTIVE COMPANY
                          1560 WILSON BOULEVARD
                          ARLINGTON, VA 22209

Item 2(c).                Citizenship:

                          THE WASHINGTON POST COMPANY - DELAWARE
                          WASHINGTONPOST.NEWSWEEK INTERACTIVE COMPANY -
                          DELAWARE


Item 2(d).                Title of Class of Securities:

                          CLASS B COMMON STOCK, $0.01 PAR VALUE PER SHARE

Item 2(e).                CUSIP Number:

                          88633P20

Item 3.                   NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED PURSUANT
                          TO RULE 13d-1(d).

Item 4.                   Ownership.

          (a).            Amount beneficially owned:

                          SEE THE RESPONSE(s) TO ITEM 9 ON THE ATTACHED COVER PAGE(s).

          (b).            Percent of Class:

                          SEE THE RESPONSE(s) TO ITEM 11 ON THE ATTACHED COVER PAGE(s).

          (c).            Number of shares as to which such person has:

                          (i).     Sole power to vote or to direct the vote:
                                   SEE THE RESPONSE(s) TO ITEM 5 ON THE
                                   ATTACHED COVER PAGE(s).

                          (ii).    Shared power to vote or to direct the vote:
                                   SEE THE RESPONSE(s) TO ITEM 6 ON THE
                                   ATTACHED COVER PAGE(s).

                          (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE(s) TO ITEM 7 ON THE ATTACHED COVER PAGE(s).

                          (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE(s) TO ITEM 8 ON THE ATTACHED COVER PAGE(s).

Item 5.                   Ownership of Five Percent or Less of a Class.

                                    NOT APPLICABLE

Item 6.                   Ownership of More than Five Percent on Behalf of
                          Another Person.

                                    NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                    NOT APPLICABLE

Item 8.                   Identification and Classification of Members of the
                          Group.

                                    NOT APPLICABLE

Item 9.                   Notice of Dissolution of Group.

                                    NOT APPLICABLE

Item 10.                  Certification.

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                   SIGNATURES



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999



                                      THE WASHINGTON POST COMPANY

                                      by  /s/ John B. Morse, Jr.
                                        --------------------------
                                      Name:  John B. Morse, Jr.
                                      Title: Vice President


                                      WASHINGTONPOST.NEWSWEEK INTERACTIVE
                                         COMPANY

                                      by  /s/ Caroline H. Little
                                        --------------------------
                                      Name:  Caroline H. Little
                                      Title: Vice President

                               INDEX TO EXHIBITS




Exhibit No.        Exhibit
-----------        -------
  99.1           Joint Filing Agreement, dated February 16, 1999, among The
                          Washington Post Company and Washingtonpost.Newsweek
                          Interactive Company.